Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NRG YIELD, INC.

NRG Yield, Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

1.  Section 1 of Article TEN of the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

Removal of Directors.  Subject to the rights, if any, of the holders of any series of Preferred Stock to remove directors (with or without cause) and fill the vacancies thereby created (as specified in any duly authorized certificate of designation of any series of Preferred Stock), no director may be removed from office with or without cause except by the affirmative vote of the holders of a majority of the votes entitled to be cast by all shares of Common Stock then outstanding voting as a single class.  Notwithstanding the foregoing, if the holders of any class or series of capital stock are entitled by the provisions of this Certificate (including any duly authorized certificate of designation of any series of Preferred Stock) to elect one or more directors, such director or directors so elected may be removed with or without cause by the vote of the holders of a majority of the votes entitled to be cast by all outstanding shares of that class or series entitled to vote.

2.  The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

[Signature Page Follows]

In witness whereof, the Corporation has caused this certificate to be signed by its duly authorized officer on the date set forth below.

NRG YIELD, INC.

By:	/s/ Brian Curci
Name: Brian Curci
Title: Corporate Secretary

Date:	May 2, 2016